
March 20, 2025

Christopher Nicoll
Chief Executive Officer
Thunder Power Holdings, Inc.
221 W 9th St #848
Wilmington, Delaware 19801

      Re: Thunder Power Holdings, Inc.
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed March 7, 2025
             File No. 001-41424

Dear Christopher Nicoll:

      We have conducted a limited review of your filing and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed March 7, 2025
Results of Operations, page 13

1.   We note that you present US dollar equivalents in the tables included in this section. Please revise to disclose your reason for, and the rates used in, providing this convenience translation for investors. You should disclose the rates used to translate all income statement as well as balance items presented.

Financial Statements of Electric Power Technology Limited and its Subsidiaries, page F-3

2.   Please revise the filing to include financial statements of Electric Power Technology Limited that are audited by an independent accountant in accordance with either (i) the standards of the PCAOB or (ii) U.S. generally accepted auditing standards ("U.S. GAAS"). See Rule 1-02(a)(d) of Regulation S-X. Further, revise the filing to include a report issued by your independent accountant that complies with the requirements of Rule 2-02 of Regulation S-X.

3.   Have your auditor revise its report to indicate, and please revise the financial statements to clearly disclose the accounting principles and practices reflected therein. Include a clear statement in the accounting policy note to indicate whether the financial statements were prepared using IFRS as issued by the IASB. Otherwise, revise to include the reconciliations to U.S. GAAP required by Item 18 of Form 20-F. This comment also applies to your interim financial statements.

4.   Please remove the 'Notice to Readers' currently included on page F-11, or tell us why that disclosure is appropriate.

<u>Accountant's Review Report, page F-79</u>

5.   Please have your independent accountant revise its review report to comply with (i) the standards of the PCAOB or (ii) US GAAS. In addition, we note that the first sentence of the report indicates that your independent accountant audited the balance sheets of the company as of September 30, 2024 and 2023 and the related consolidated statements of income, changes in equity, and cash flows for the nine months then ended, and the related notes to the consolidated financial statement. Have your auditor remove this reference to an audit, or advise us. Lastly, please note that a review report is not usually required when providing unaudited interim financial statements in filings.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Manufacturing

cc: Elizabeth Fei Chen, Esq.